Exhibit (a)(5)(A)

FNFV Announces Tender Offer to Repurchase up to $185 Million of its Common

Stock at a Price Range Between $14.30 - $15.40 per Common Share

Jacksonville, Fla. – (February 23, 2015) – Fidelity National Financial Ventures (NYSE:FNFV), a tracking stock established to highlight the inherent value of the portfolio companies of Fidelity National Financial, Inc. (“FNF”), today announced that the FNF Board of Directors has approved the repurchase of up to $185 million of FNFV common stock at a price range between $14.30 - $15.40 per common share through a modified Dutch auction tender offer. Under this offer, holders of FNFV common stock may tender all or a portion of their common shares within the $14.30 - $15.40 price range. Based on the number of FNFV common shares tendered and the prices specified by the tendering shareholders, FNFV will determine the lowest price per common share within the range that will enable it to purchase $185 million in shares of FNFV common stock, or such lesser amount depending on the number of shares of common stock that are properly tendered and not properly withdrawn. All shares accepted in the tender offer will be purchased at the same price, regardless of whether a shareholder tendered such shares at a lower price within the range.

The tender offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to certain customary conditions that are described in the tender offer materials. The tender offer will expire at 12:00 a.m., midnight, New York City time at the end of the day on March 20, 2015, unless the offer is extended. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to that time.

The information agent for the tender offer is Georgeson Inc. and the depositary is Continental Stock Transfer & Trust Company. The offer to purchase, the related letter of transmittal, and the other tender offer materials will be mailed to FNFV shareholders shortly after commencement of the tender offer. Shareholders, banks and brokers who have questions or would like additional copies of the tender offer documents may call the information agent at 800-261-1047.

Neither FNFV, FNF, FNF’s directors, the information agent nor the depositary makes any recommendation as to whether to tender shares or as to the price at which to tender them. FNFV shareholders will be able to obtain copies of the offer to purchase, related materials filed by FNF as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission (“SEC”) through the SEC’s internet address at www.sec.gov, without charge, when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents FNF has filed with the SEC, without charge, from FNF or at FNF’s website: www.fnf.com. Shareholders and investors who have questions or need assistance may call the information agent, Georgeson, toll-free at 800-261-1047.

SHAREHOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING THE SCHEDULE TO, OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) DATED FEBRUARY 23, 2015, THAT FNF WILL BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SEC, AND ANY OTHER DOCUMENTS FNF FILES WITH THE SEC, PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

About FNF

Fidelity National Financial, Inc., is organized into two groups, FNF Core (NYSE:FNF) and FNFV. FNF Core is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters – Fidelity National

Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York – that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC. In addition, through FNFV we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC, J.Alexander’s, LLC, Ceridian HCM, Inc., Fleetcor Technologies, Inc. and Digital Insurance, Inc. More information about FNF can be found at www.fnf.com.

Tender Offer Statement

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of FNFV common stock. The solicitation and offer to buy shares of FNFV common stock will only be made pursuant to the offer to purchase and related materials that FNFV will send to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.

Forward-Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the timing of commencement, expiration and closing of the tender offer; the amount and the pricing of the tender offers and other terms and conditions of the tender offer; shareholders’ willingness to tender common shares of FNFV; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U.S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission.

SOURCE: Fidelity National Financial, Inc.

CONTACT: Daniel Kennedy Murphy, Senior Vice President and Treasurer, 904-854-8120, dkmurphy@fnf.com